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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTMINSTER CAPITAL, INC.
(Name of Subject Company (Issuer))

Westminster Capital, Inc.
(Name of 13e-4 and 13e-3 Filing Person)

William Belzberg
Hyman Belzberg
Keenan Behrle
(Name of 14d-1 and 13e-3 Filing Persons)

Common Stock
(Title of Class of Securities)

307351106
(CUSIP Number of Class of Securities)

Keenan Behrle
Executive Vice President
9665 Wilshire Boulevard, Suite M-10
Beverly Hills, California 90212
(310) 278-1930
(Name, Address, and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
 Scott Galer, Esq.
Akin, Gump, Strauss, Hauer & Feld L.L.P.
2029 Century Park East, Suite 2400
Los Angeles, California 90067
(310) 229-1000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$6,949,082	$640

*
Estimated for purposes of filing fee only. The amount assumes the purchase of 2,481,815 shares of common stock, par value $1 per share, of Westminster Capital, Inc. (the "Company"), for a price per share of $2.80. Such number of shares represents (i) the sum of the 6,651,859 outstanding shares of the Company as of April 16, 2002 and the 175,000 shares issuable upon the exercise of all currently exercisable options to purchase shares and (ii) less the 4,345,044 shares held by William Belzberg, Hyman Belzberg, Keenan Behrle and certain other stockholders who have notified the Company that they do not intend on tendering their shares in the tender offer.

**
The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$640	Filing Party	Westminster Capital, Inc.
Form or Registration No.	Schedule TO	Date Filed	April 18, 2002

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO initially filed with the Securities and Exchange Commission on April 18, 2002 (the "Schedule TO") by Westminster Capital, Inc., a Delaware corporation (the "Company"), relating to the Company's offer to purchase for $2.80 per share any and all of the outstanding shares of common stock, $1 par value per share, of the Company. The offer is being made by the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal, dated April 18, 2002 (the "Letter of Transmittal"). Copies of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO, as amended. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

        The information in the Schedule TO is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 1 to Schedule TO, except as otherwise set forth below. You should read this Amendment No. 1 to Schedule TO together with the Schedule TO the Company filed with the Securities and Exchange Commission on April 18, 2002.

ITEM 11. ADDITIONAL INFORMATION

        Item 11 of Schedule TO is hereby amended and supplemented by including the following:

        On April 19, 2002, an action entitled Barry Blank, on behalf of himself and all others similarly situated, v. Westminster Capital, Inc. and all the directors of Westminster (Case No. 19567) was filed in the Court of Chancery of the State of Delaware in and for New Castle County, in which the plaintiffs named Westminster and the members of Westminster's board of directors as defendants. The complaint purports to assert claims on behalf of all public stockholders of Westminster. The complaint alleges that Westminster and the members of Westminster's board of directors have breached their fiduciary duties to the stockholders of Westminster.

        The complaint seeks, among other things, preliminary and permanent injunctive relief prohibiting Westminster from proceeding and implementing the Offer, and if the Offer is completed, an order rescinding the Offer and awarding damages to the purported class. The complaint also seeks fees and expenses incurred in connection with the action. Westminster and the other defendants believe that the allegations raised in the complaint are without merit and intend to vigorously defend against them.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase, dated April 18, 2002.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Letter to Stockholders from the Company.*
(a)(9)	Text of Press Release issued by the Company on April 18, 2002.*
(a)(10)	Text of Press Release issued by the Company on April 22, 2002.
(b)	None.
(c)(1)	Fairness Opinion, dated April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.*
(c)(2)	Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. on April 9, 2002.*
(d)	None.
(f)	None.
(g)	None.
(h)	None.

*
Previously filed on Schedule TO with the Securities and Commission on April 18, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated: April 23, 2002	WESTMINSTER CAPITAL, INC.

	By:	/s/ WILLIAM BELZBERG
	Name:	William Belzberg
	Title:	Chief Executive Officer

Dated: April 23, 2002
/s/ WILLIAM BELZBERG William Belzberg

Dated: April 23, 2002
/s/ HYMAN BELZBERG Hyman Belzberg

Dated: April 23, 2002
/s/ KEENAN BEHRLE Keenan Behrle

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated April 18, 2002.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Letter to Stockholders from the Company.*
(a)(9)	Text of Press Release issued by the Company on April 18, 2002.*
(a)(10)	Text of Press Release issued by the Company on April 22, 2002.
(b)	None.
(c)(1)	Fairness Opinion, dated April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.*
(c)(2)	Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. on April 9, 2002.*
(d)	None.
(f)	None.
(g)	None.
(h)	None.

*
Previously filed on Schedule TO with the Securities and Commission on April 18, 2002.

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AMENDMENT NO. 1 TO SCHEDULE TO
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX